Via Facsimile and U.S. Mail
Mail Stop 6010

November 3, 2008

Mark N.K. Bagnall
Chief Financial Officer and Executive Vice President
Adventrx Pharmaceuticals, Inc.
6725 Mesa Ridge Road, Suite 100
San Diego, CA 92121

Re: **Adventrx Pharmaceuticals, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2007
      Filed March 17, 2008
      File Number: 001-32157

Dear Mr. Bagnall:

    We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosures. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Contractual Obligations, page 50

1.   We note your reference to potential milestone payments to a consultant based on the regulatory success of CoFactor. Please provide us with a description of the material terms of the agreement, including the identity of the consultant, a description of the services provided by the consultant, payment arrangements

including potential milestone payments and royalties, expiration and termination provisions, amounts paid to date, and any other material terms. Additionally, provide us with an analysis supporting your determination not to describe the agreement in your 10-K and file it as an exhibit.

(2) Summary of Significant Accounting Policies

Change in Accounting Principle for Registration Payment Arrangements, page F-11

2.   Paragraph 22 of FSP EITF 00-19-2 states that retrospective application is not permitted. Therefore, please explain to us why the financial statements for the years ended December 31, 2006 and 2005 were adjusted retrospectively. In addition, please explain to us why you reversed the loss on the fair value of warrants for 2006 and 2005. Include any reference to the specific authoritative literature that supports this treatment.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Laura Crotty, Staff Attorney, at (202) 551-3563 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant